FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RESULTS

 Dated April 26, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 26, 2006

By: /S/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: Radware Ltd. Announces Results,

                                                Dated April 26, 2006.

EXHIBIT 10.1

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RESULTS

* Quarterly revenues of $20.0 million

* GAAP EPS $0.02, Non-GAAP EPS $0.07

Tel Aviv, Israel, April 26, 2006 — Radware (NASDAQ: RDWR), the leading provider of intelligent integrated solutions for ensuring the fast, reliable and secure delivery of networked and Web-enabled applications over IP, today reported its results for the first quarter of 2006. Revenues totaled $20.0 million, the same as in the first quarter of 2005. Revenues for the fourth quarter of 2005 totaled $21.0 million.

With the adoption of Statement of Financial Accounting Standards No. 123R (FAS 123R) as of January 1, 2006, the company began expensing stock-based compensation according to generally accepted accounting principles (GAAP), for the first time, in the first quarter of 2006. To facilitate a comparison of this quarter’s results with the results of prior quarters, the company is providing also pro forma Non-GAAP Condensed Consolidated Statements of Operations and a reconciliation of reported net income to pro forma net income. Net income on a GAAP basis for the first quarter of 2006 was $0.3 million or $0.02 per diluted share. For comparative purposes, net income excluding the effects of stock-based compensation expense for the first quarter of 2006 was $1.4 million or $0.07 per diluted share, compared with net income of $4.4 million or $0.22 per diluted share in the first quarter of 2005 and net income of $2.4 million or $0.12 per diluted share in the fourth quarter of 2005.

The Company continued to maintain positive operational cash flow. In the first quarter of 2006 the Company generated cash in the amount of $5.6 million. This led to a balance of $170.0 million in cash, short-term and long-term bank deposits and marketable securities.

 “Although Q1 sales were below expectations, we remain enthusiastic about the business prospects and growth potential for Radware,” said Roy Zisapel President and CEO at Radware. “We are confident about the success of our business plan and continue to devote resources to improving our sales performance.”

During the quarter ended March 31, 2006, Radware released the following significant announcements:

New Certifications Advance Radware's Leadership Position in Application Delivery Market

Radware provides MAN/WAN high availability solution for BEA WebLogic 9.0

Radware Joins the Microsoft SecureIT Alliance

Radware Introduces Next Generation IPS Solution

Radware Presents Security as a Core Business Enabler at RSA 2006

BetandWin Chooses Radware's Application Delivery Solution to Ensure 24/7 Availability and High Performance of the Company's Popular International On-line Gaming Service

VitalStream Selects Radware's Application Delivery Solution for High Quality Streaming Media and Content Delivery Service

Radware Appoints New President of Radware Americas

Radware's 2005 Year End Survey of InfoSecurity and Interop Attendees Reveals Need for Faster, More Secure Business Applications

Company management will host a quarterly investor conference call at 8:45 AM EDT on April 26, 2006. The call will focus on financial results for the quarter ended March 31, 2006, and certain other matters related to the Company’s business.

The conference call will be webcast on April 26, 2006 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the global leader in integrated application delivery solutions, assuring the full availability, maximum performance and complete security of all business critical networked applications while dramatically cutting operating and scaling costs. Over 3,000 enterprises and carriers worldwide use Radware application-smart switches to drive business productivity and improve profitability by adding critical application intelligence to their IP infrastructure, making networks more responsive to specific business processes. Radware's APSolute product family provides the most complete set of application front-end, remote access and security capabilities for application-smart networking to ensure faster, more reliable and secure business transactions. Learn more on how Radware application delivery solutions can enable you to get the most of your investments in IT infrastructure and people. www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching industry, changes in demand for Application Switching products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2005	March 31, 2006
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	56,263	20,702
Short-term bank deposits	10,195	10,290
Short-term marketable securities	60,443	77,275
Trade receivables, net	14,661	15,737
Other receivables and prepaid expenses	1,451	1,746
Inventories	5,254	5,757
	148,267	131,507
Long-term investments
Long-term bank deposit	9,458	9,324
Long-term marketable securities	28,134	52,458
Severance pay funds	2,178	2,271
	39,770	64,053

Property and equipment, net	5,968	6,267

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,888	3,843
Goodwill	6,454	6,454
	10,342	10,297

Total assets	204,347	212,124

Current liabilities
Trade payables	5,329	5,360
Deferred revenues, other payables and accrued expenses	18,933	21,180
	24,262	26,540

Accrued severance pay	2,659	2,802

Total liabilities	26,921	29,342

Shareholders’ equity
Share capital	470	479
Additional paid-in capital	153,010	158,113
Accumulated other comprehensive loss	(404)	(537)
Deferred stock compensation	(67)	-
Retained earnings	24,417	24,727
Total shareholders’ equity	177,426	182,782
Total liabilities and shareholders' equity	204,347	212,124

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended March 31, 2005	For the Three months ended March 31, 2006
	(Unaudited)	(Unaudited)

Revenues	20,021	20,046
Cost of revenues	3,555	3,865
Gross profit	16,466	16,181
Operating expenses:
Research and development, net	3,026	3,832
Sales and marketing	8,996	12,123
General and administrative	1,214	1,478
Total operating expenses	13,236	17,433
Operating income (loss)	3,230	(1,252)
Financial income, net	1,226	1,600
Income before income taxes	4,456	348
Income taxes	55	38
Net income	4,401	310

Basic net earnings per share	$ 0.24	$ 0.02
Weighted average number of shares used to compute basic net earnings per share	18,540,984	19,182,115

Diluted net earnings per share	$ 0.22	$ 0.02
Weighted average number of shares used to compute diluted net earnings per share	20,288,967	20,217,182